Exhibit 99.1

iQIYI Announces the Closing of Its Offering of US$600 Million Convertible Senior Notes due 2028 and Concurrent Repurchase of Convertible Senior Notes due 2026

BEIJING, March 7, 2023 /PRNewswire/ —iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced the closing of its offering (the “Notes Offering”) of US$600 million in aggregate principal amount of 6.50% convertible senior notes due 2028 (the “Notes”). The Notes bear interest at a rate of 6.50% per year, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2023. The Notes will mature on March 15, 2028, unless repurchased, redeemed or converted in accordance with the terms of the Notes prior to such date. The net proceeds of the Notes Offering (after deducting the initial purchasers’ discounts, taking into account the estimated reimbursement from the initial purchasers for certain expenses incurred by the Company, but without deducting other estimated offering expenses payable by the Company) amounted to approximately US$591 million. The Company intends to use the net proceeds from the Notes Offering for repayment and/or repurchase of the existing debt securities.

The Notes are senior and unsecured obligations of the Company. The Notes rank effectively junior to any of the Company’s secured indebtedness (including certain Company’s obligations related to the outstanding convertible notes due 2028) to the extent of the value of the assets securing such indebtedness. Holders of the Notes may not convert the Notes at any time on or prior to the 40th day following the last date of original issuance of the Notes (such date, the “Compliance Period End Date”). After the Compliance Period End Date and prior to the close of business on the business day immediately preceding September 15, 2027, the Notes will be convertible only if certain conditions are met. On or after September 15, 2027 until the close of business on the second scheduled trading day immediately preceding the maturity date, the Notes will be convertible at any time. Upon conversion, holders will receive cash, the American Depositary Shares, each representing seven Class A ordinary shares, with par value of $0.00001 per share, of the Company (the “ADSs”) or a combination of cash and ADSs, at the election of the Company. The Notes will initially be convertible at a conversion rate of 101.4636 ADSs per US$1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately US$9.86 per ADS and represents a conversion premium of approximately 27.5% above the Nasdaq closing price of the Company’s ADSs on February 28, 2023, which was US$7.73 per ADS. The initial conversion rate is subject to adjustment upon the occurrence of certain events. On March 16, 2026 or in the event of certain fundamental changes, the holders of the Notes will have the right to require the Company to repurchase for cash all or part of their Notes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

The Notes were offered in offshore transactions outside the United States to certain non-U.S. persons in compliance with Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”). The Notes, the ADSs deliverable upon conversion of the Notes (if any) and the Class A ordinary shares represented thereby have not been and will not be registered under the Securities Act or any other applicable securities laws, and may not be sold or otherwise transferred except under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any other applicable securities laws. No public offering of the Notes, the ADSs deliverable upon conversion of the Notes (if any) and the Class A ordinary shares represented thereby was made into the United States.

Shortly after the pricing of the Notes, the Company entered into separate and individually privately negotiated agreements with certain holders of the Company’s 4% convertible senior notes due 2026 (the “Existing Notes”) to repurchase approximately US$340 million principal amount of the Existing Notes for cash (each, a “Repurchase Transaction”). The terms of each Repurchase Transaction have been privately negotiated with each holder of the Existing Notes individually.

Holders of the Existing Notes that agreed to sell their Existing Notes in such Repurchase Transactions, as well as other holders of the Company’s debt securities that the Company may repurchase in the future (in particular, holders that employ a convertible arbitrage strategy with respect to their securities) may purchase the Company’s ADSs in the market and/or in privately negotiated transactions and/or enter into or unwind economically equivalent derivative transactions, with respect to the Company’s ADSs to hedge their exposure in connection with these Repurchase Transactions and their investment in the debt securities. In addition, certain purchasers of the Notes may establish short positions with respect to their ADSs by short selling the Company’s ADSs or by entering into short derivative positions with respect to the Company’s ADSs, in each case, in connection with the Notes Offering. Any of the above market activities could affect the market price of the Company’s ADSs or the trading price of the Notes or other outstanding debt securities of the Company.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a daily subscriber base of more than 100 million, and its diversified monetization model includes membership services, online advertising services, content distribution, online games, IP licensing, talent agency, online literature, etc.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com

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